March 6, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation
Registration Statement on Form S-1
Initially Filed December 12, 2016
File No. 333-215051

Registration Statement on Form S-1
Initially Filed February 10, 2017
File No. 333-216015

Dear Mr. Schwall:

On behalf of Goodrich Petroleum Corporation (the “Company”), below is the written response to a comment received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 24, 2017, with respect to the Company’s Registration Statements on Form S-1, File No. 333-215051, initially filed with the Commission on December 12, 2016, and File No. 333- 216015, initially filed with the Commission on February 10, 2017 (the “Registration Statements”).

For your convenience, the response is prefaced by a summary of the Staff’s comment in bold, italicized text.

Verbal Comment

In a telephonic conversation on February 24, 2017, the Staff requested further information as to why the Company elected not to include pro forma financial statements of the Company in the Registration Statements.

RESPONSE: The Company acknowledges the Staff’s view that pro forma financial statements calculated in compliance with Article 11 of Regulation S-X are needed if events or transactions have occurred, or are probable, for which disclosure of pro forma financial information would be material to investors. The Company did not include pro forma financial statements in the Registration Statement because the Company did not believe that such financial statements were material to investors for the reasons set forth below.

Securities and Exchange Commission

March 6, 2017

Rule 11-01(a)(8) of Regulation S-X states that pro forma financial information shall be furnished if an event has occurred for which disclosure of pro forma financial statements would be material to investors. Section 3160.1 of the FRM includes an illustrative list of events that could trigger reporting of pro forma financial information, including an inconclusive reference to emergence from bankruptcy and registering securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), coupled with fresh start accounting, reorganization, changes in capital structure, or other events and transactions as one “possible” example.

However, Section 9220.7 of the FRM, while discussing disclosure of pro forma financials in the context of Management’s Discussion and Analysis of Financial Condition and Results of Operations, makes it clear that such disclosure would generally not prove meaningful when the registrant has adopted fresh-start accounting upon its emergence from bankruptcy.1 This guidance with respect to pro forma financial information relating to fresh start accounting, also indicates that if it is not appropriate to compare actuals to prior period pro forma financial statements, then it is not appropriate to provide pre-filing period pro forma income statements.

The Company agrees with the Commission’s guidance that pro forma financials would not be meaningful or material to investors given the Company’s recent adoption of fresh start accounting upon emergence from bankruptcy. As demonstrated by the examples below, the Company came to this conclusion primarily because such disclosure would not have altered the “total mix” of information available to investors given that any information disclosed in pro forma financial statements would have included preliminary valuations based on amounts determined in the bankruptcy proceedings that were previously publicly disclosed and subject to significant change.

The Company has continued as a reporting company under the Exchange Act and complied with the reporting requirements set forth under Section 13(a) of the Exchange Act through its entire Chapter 11 restructuring process. From the inception of the bankruptcy proceedings in April 2016 until its ultimate emergence from bankruptcy in October 2016, the Company provided potential and current investors with information concerning the impact of the restructuring on the Company’s capital structure through disclosure in its Exchange Act filings. These included, but are not limited to:

the Current Report on Form 8-K, filed on April 15, 2016, announcing the filing of the bankruptcy petitions;

•	the Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed on August 8, 2016;

[1]	Additionally, Accounting Standards Codification (“ASC”) 852-10-45-26 also warns against comparing pre-emergence and post-emergence financial statements. ASC 852-10-45-27 states in part: “[a]ttempts to disclose and explain exceptions that affect comparability would likely result in reporting that is so unwieldy it would not be useful.” The Company believes applying fresh-start accounting principles to pre-emergence periods invites precisely such comparisons so as to render the additional information they might provide immaterial as discussed by ASC 852-10-45-27.

Securities and Exchange Commission

March 6, 2017

•	the Current Report on Form 8-K, filed on October 3, 2016, announcing the bankruptcy court’s confirmation of the plan of reorganization;

•	the Current Report on Form 8-K, filed October 14, 2016, announcing the Company’s emergence from bankruptcy; and

•	the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed on November 9, 2016.

The earlier filings identified the effect of the filing of the petitions on the Company’s outstanding financial obligations and made clear the risks and uncertainties associated with such proceedings, while the later filings outlined, among other things, the bankruptcy plan’s treatment of outstanding obligations and its effect on the Company’s finances, including discussion of the exit financing agreements. These reports were incorporated by reference into the Registration Statement. Accordingly, the Company fully disclosed the impact of restructuring on its capital structure and did not believe that creating pro forma financial statements so quickly after emergence would prove beneficial or material to investors.

Additionally, as evidenced by the recent run-up in equity values of oil and gas producers in the Permian Basin, historic results of operations such as historic earnings per share, cash flows from operating activities and revenues have not proven to be accurate indicators of the value of shale play independent oil and gas companies. The market valuation model is most significantly measured by available acreage, information about producing wells, the future drilling opportunities represented by such acreage and modeling of future net cash flows therefrom, which in the case of most independent shale play companies is not limited to proved reserve models. This information, to the extent it is permitted to be included in filings with the Commission, has been the subject of periodic reports incorporated by reference in the Registration Statements. Further, the information viewed by a reasonable investor would not significantly alter the “total mix” of information made available because such pro forma financial information is unhelpful to understand how the Company is situated today and could even be potentially misleading to an investor.

The Company further concluded that pro forma financials were not, and are not, material for the following reasons:

(i)	rigid changes to interest coverage of a lightened debt load disregard what the resultant excess cash flow reinvestment might have done during the pro forma period;

(ii)	complex and technical assumptions that would have to be disclosed would likely confuse investors; and

(iii)	the Company on March 3, 2016 filed its annual report on Form 10-K for the year ended 2016, which included fresh start accounting financial statements as of December 31, 2016.

Securities and Exchange Commission

March 6, 2017

Finally, assuming that the complex and technical assumptions required in pro forma financial statements could be disclosed, the process of making the periods comparable could not have been accomplished in a timely manner due to the insufficient time to prepare such financial statements and the time restraints based on the registration rights agreement the Company entered into with certain investors on the effective date of the Company’s emergence from bankruptcy. Unlike other registrants emerging from bankruptcy, the Company’s Registration Statement initially filed with the Commission on December 12, 2016 was required to be filed within 60 days of emergence. This timing did not provide sufficient time to allow for the fair value calculations to be completed. Such calculations are difficult to prepare in such a short period of time because:

(i)	bankruptcy accounting under ASC 852 was not available for pro forma financial statements as operations were stymied and thus not indicative of actual results that would have occurred out of bankruptcy;

(ii)	fresh-start accounting started in mid-October, resulting in two separate reporting periods for the fiscal year-end December 31, 2016;

(iii)	the Company changed its financial reporting to the Full Cost Method of Accounting from the Successful Efforts Method of Accounting;

(iv)	the Company made a significant divestiture of properties in 2015, which would have to be recalculated using the Full Cost Method;

(v)	the Company recorded significant impairments under the Successful Efforts Method, which would be required to be recalculated using the “ceiling test”; and

(vi)	all of the 2016 financial results would need to be prepared on a pro forma basis with only approximately two and a half months of actual results.

In sum, the Company acknowledges the Staff’s view that pro forma financial statements calculated in compliance with Article 11 of Regulation S-X may be needed if events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors. However, the Company does not believe that additional disclosure of pro forma financial statements reflecting the pro forma effects of the bankruptcy plan transactions, including the related recapitalizations, and the adoption of fresh start accounting is material to investors. Further, for the reasons outlined above, the omission of any pro forma financial statements is not material because it is not probable that the inclusion of such financial statements would have changed a reasonable person’s investment decision and would not have provided any actual significance in such a reasonable investor’s decision to invest.

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Securities and Exchange Commission

March 6, 2017

Please direct any questions with respect to the foregoing or any requests for additional supplemental information, to Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-4458 or Michael J. Blankenship of Vinson & Elkins L.L.P. at (713) 758-3579.

Very truly yours, GOODRICH PETROLEUM CORPORATION

By:	/s/ Robert Barker
Name:	Robert Barker
Title:	Vice President, Controller and Chief Financial Officer

cc:	Ethan Horowitz, Securities and Exchange Commission
Michael J. Killelea, Goodrich Petroleum Corporation
Stephen M. Gill, Vinson & Elkins L.L.P.
Michael J. Blankenship, Vinson & Elkins L.L.P.